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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/25/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Asgard Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 E. 49th Street, 11th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Steighner (303) 795-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries, LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC Boulevard, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 03 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karen A Steighner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Asgard Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania - Notary Seal
Briana L. White, Notary Public
Allegheny County
My commission expires April 11, 2022
Commission number 1331105
Member, Pennsylvania Association of Notaries

Notary Public

Signature

Financial & Operations Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASGARD SECURITIES, LLC

Financial Statements and Supplementary Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

ASGARD SECURITIES, LLC

TABLE OF CONTENTS

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Asgard Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Asgard Securities, LLC (the "Company") as of December 31, 2019, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Member of msi Global Alliance
Independent Legal & Accounting Firms

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as Asgard Securities, LLC's auditor since 2019.

Denver, Colorado
March 2, 2020

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Asgard Securities, LLC

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2019, which were agreed to by Asgard Securities, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2019, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Member of msi Global Alliance Independent Legal & Accounting Firms

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Denver, Colorado
March 2, 2020

STATEMENT OF FINANCIAL CONDITION

Asgard Securities, LLC

December 31, 2019

ASSETS

Cash and Cash Equivalents	$48,900
Fees Receivable Net of Allowance for Bad Debts	94,854
Receivables from Affiliates	18,767
Total Assets	$162,521

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$54,386
Total Liabilities	54,386
Member's Equity	108,135
Total Liabilities and Member's Equity	$162,521

See accompanying notes to the financial statements.

STATEMENT OF OPERATIONS
Asgard Securities, LLC
For the Year Ended December 31, 2019

Income	
Fee Income	$705,531
Expense Reimbursement	13,074
Total Income	718,605
Expense	
Advertising and Promotion	12,560
Back Operations Expense	9,250
Bad Debt Expense	23,714
Business Licenses and Permits	595
Computer and Internet Expenses	13,320
Insurance Expense	691
Office Supplies	36
Payroll Expenses	220,802
Professional Fees	154,584
Regulatory Fees	43,446
Rent Expense	46,706
Taxes	319
Technology	6,505
Telephone Expense	1,519
Total Expense	534,047
Net Income	$184,558

See accompanying notes to the financial statements.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Asgard Securities, LLC
For the year ended December 31, 2019

	Member's Equity
Balance, January 25, 2019	$108,366
Contributed capital from Parent	15,211
Member Distributions	(200,000)
Net income	184,558
Balance, December 31, 2019	$108135

See accompanying notes to the financial statements.

STATEMENT OF CASH FLOWS

Asgard Securities, LLC

For the Year Ended December 31, 2019

OPERATING ACTIVITIES	
Net Income	$184,558
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Bad Debt Expense	23,714
Fees Receivable:Fees Receivable - Venture.Co	(22,564)
Non-Allowable Assets:Non-Allowable BD Receivables	(94,854)
Non-Allowable Assets:Receivables from Parent	(18,766)
Accounts Payable	54,385
Net cash provided by Operating Activities	126,473
FINANCING ACTIVITIES	
Additional Paid-In Capital	15,211
Member Distributions	(200,000)
Net cash provided by Financing Activities	(184,789)
Net cash increase for period	(58,316)
Cash at beginning of period	107,216
Cash at end of period	$48,900

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Nature of Business

Nature of Business

Asgard Securities, LLC (the "Company") was formed on July 12, 2018 in the State of Delaware as a Limited Liability Company (LLC). The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company began operations as a broker-dealer on January 29, 2019. The Company provides services on behalf of clients for capital markets advisory, mergers & acquisitions and private placements. During 2019 the Company had revenues of $718,605 including an allowance for bad debts of $23,714.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. The accounting policies set out below have been applied consistently to the period presented in the financial statements. Substantially all assets and liabilities are recorded at fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with maturity of 90 days or less at the time of purchase to be cash equivalents. The Company's cash is a financial instrument that is exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may exceed federally insured limits or may be invested in non-federally insured money market accounts from time to time. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

Accounts Receivable

The Company's accounts receivable are balances due from customers, affiliates and other broker dealers for services provided. Accounts receivable are generally due upon receipt. Account balances outstanding longer than the contractual payment terms are considered past due. The Company reviews its aged receivables by considering several factors, including the aging of the past due balance. The Company records an allowance for doubtful accounts for any balances that are deemed to be uncollectible. As of December 31, 2019, there was a one month allowance on receivables of $94,854 in the amount of $23,714 recorded in the financial statements.

Clearing Agreement, Restricted Cash and Other Assets

Clearing Agreement

The Company has not entered into an agreement with a clearing company, whereby the clearing company would execute any customer trades.

Restricted Cash

The Company has no clearing relationship and therefore, no deposit is maintained at a clearing brokerage.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2019, the Company had no cash in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

Revenue recognition on fees and advisory services

The Company recognizes revenue for investment banking and merger and acquisition transactions upon receipt of a retainer or at the time of the closing of a transaction, when the fees have been earned and collection is reasonably assured. For specific service related agreements the Company recognizes revenue either once the services are rendered, on very short term contracts, or ratably over the term of the service agreement, whichever applies. Revenue is also earned from commissions where the Company is the broker-dealer of record for security transactions upon consummation of the sale of the securities or property. Revenue from commissions is reported on a trade date basis as securities transactions occur, net of commission expense as the Company acts as an agent in the transaction. Dealer manager fees are earned upon the consummation of the sale of securities or property. Marketing fees and reimbursements are recognized as income when the fees are earned and become due and receivable.

Contract Balances

Receivables from customers within the scope of ASC 606 were $118,568 at December 31, 2019, of which $23,714 were recorded in fees receivables from a broker dealer (Venture.Co) and $94,854 in Non-Allowable Fees Receivable more than 30 days. An allowance for bad debt of $23,714 was recorded for one (1) month of the Non-Allowable Fees Receivable more than 30 days. Receivables from affiliates on the statement of financial condition were $18,767. The company does not have any other significant contract assets or contract liability balances as of December 31, 2019.

Income Taxes

The Company is a single member limited liability company owned by a sole member and is considered a disregarded entity for Federal income tax purposes. As such, the results of operations of the Company are included in the Federal income tax returns of the individual member and, accordingly, no provision or credit for Federal income taxes is recorded in the accompanying financial statements. The member's tax returns and the amount of allocable income or loss are subject to examination by taxing authorities. If such examinations result in changes to income or loss, the tax liability of the member could be changed accordingly. Generally, the tax authorities can examine any tax returns filed for the last three years.

As required by the uncertain tax position guidance in Accounting Standard Codification (ASC) 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not

sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. All interest and penalties related to income tax are charged to general and administrative expense. All tax positions taken related to the Company, for the current and any open tax years, have been reviewed and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions.

Subsequent Events

The Company evaluated the financial statements for subsequent events through March 2, 2020, the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access
- Level 2 inputs are items (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the market participants would use in pricing the asset or liability.

The carrying amounts of cash and cash equivalents, restricted cash, and accounts payable and accrued liabilities, approximate fair value given their short-term nature, a level 3 input.

Note 3 - Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company has adopted the provisions of this guidance using the modified retrospective approach with a cumulative effect adjustment to opening member's equity. The Company currently accrues for investment banking advisory fees as earned. The Company expects to recognize the entire fee anticipated to be earned over the life of the offering in the period of the initial sale. In addition, the Company expects the presentation of its revenue streams on a net basis. The adoption is not expected to have a material impact on net income in the Statement of Operations.

NOTES TO FINANCIAL STATEMENTS
(Cont'd.)

Note 4 - Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 8 times net capital. At December 31, 2019, the Company has net capital of $18,228, which was $11,430 in excess of the amount required to be maintained at that date. At December 31, 2019, the Company had a ratio of aggregate indebtedness to net capital of 298.37%.

Note 5 -Related Party and Non-Cash Transactions

No expenses of the Company during the covered period (January 25, 2019 through December 31, 2019) were assumed and paid directly by one of its members that were not allocated back to the Company.

Note 6 - SIPC Supplemental Reporting

The Company is not exempt from the filing of the SIPC Supplemental Report as net operating revenues are more than $500,000.

Note 7 - Exemption from SEC 15c3-3

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(i) of the Rule.

Note 8 - Subsequent Events

Management has evaluated subsequent events through March 2, 2020, the date on which the financial statements were available to be issued.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-L OF THE SECURITIES AND EXCHANGE COMMISSION
Asgard Securities, LLC
December 31, 2019

Computation of Net Capital:	
Member 's equity	$108,135
Less non-allowable assets:	
Receivables from Affiliate	18,767
Fees Receivable Net of Allowance for Bad Debt	71,140
Total Non-Allowable Assets	89,907
Net capital	18,228
Minimum required net capital (greater of $5,000 or 12.5% of aggregate indebtedness of ($54,336)	6798
Capital in excess of minimum requirements	11,430
AGGREGATE INDEBTEDNESS	$54,386

The computation of net capital in conjunction with Form X-17A-5, as of December 31, 2019, as amended on February 26, 2020, does not differ from the computation under Rule l 5c3-1, as calculated above.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURTIES AND EXCHANGE COMMISSION
For the Period January 25, 2019 through December 31, 2019

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(i) of the Rule.

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore schedules showing the Computation and Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

Asgard Securities, LLC ("Asgard", "the Firm") is a broker-dealer registered with the U.S. Securities and Exchange Commission. Pursuant to Section 240-17a-5 (d)(4) of The Securities & Exchange Act of 1934 (Reports to be made by Certain Broker/Dealers), Asgard is required to file one of two reports with the Commission annually—

Compliance Report if the Firm did not claim that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 ("Exchange Act") throughout the broker-dealer's fiscal year; or, an

Exemption Report if the Firm did claim it was exempt from Rule 15c3-3 throughout period from January 25, 2019 to December 31, 2019.

Asgard Securities, LLC claims it was exempt from Rule 15c3-3 pursuant to Section (k)(2)(i) during its most recent fiscal year ending December 31, 2019. The Firm qualifies for this exemption if it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Asgard Securities, LLC". To the best of its knowledge and belief, Asgard has met the exemption provisions identified in paragraph (k)(2)(i) of Rule 15c3-3 throughout the most recent fiscal year without exception.

Accordingly, Asgard Securities, LLC hereby elects to submit an Exemption Report in lieu of a Compliance Report for the period from January 25, 2019 to December 31, 2019.

ATTEST:

Signature	2/29/20 *Date*
Karen A Steighner *Name*	CCO/Financial Principal *Title*

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

70113 FINRA DEC
ASGARD SECURITIES LLC
12 E. 49TH STREET, 11TH FLOOR
NEW YORK, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen A Steighner (303) 795-0400

2. A.	General Assessment (item 2e from page 2)	$ 1,078
B.	Less payment made with SIPC-6 filed (**exclude interest**) 07/25/2019 Date Paid	(499)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	579
E.	Interest computed on late payment (see instruction E) for N/A days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 579

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $ 579

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Asgard Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 25 day of February, 20 20.

Financial & Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/25/2019
and ending 12/31/2019

Item No.

Eliminate cents

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 718,606
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 718,606
2e. General Assessment @ .0015	$ 1,078

(to page 1, line 2.A.)

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments*. If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE	Arca, Inc.
NASDAQ	OMX PHLX
SIPC	Securities Investor Protection Corporation